
December 19, 2014

Via E-mail
Mr. R. Michael Jones
Chief Executive Officer
Platinum Group Metals Ltd.
Bentall Tower 5
Suite 328-550 Burrard Street
Vancouver, BC, Canada V6C 2B5

      Re: **Platinum Group Metals Ltd.**
             Form 40-F for the Year Ended August 31, 2014
             Filed November 26, 2014
             File No. 001-33562

Dear Mr. Jones:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended August 31, 2014

Exhibit 99.1

Description of the Company's Business
Waterberg JV Project Page 12

1.   We note your disclosure that your preliminary economic assessment is no longer valid. Additionally, we note that you include a mine life and annual production rate based on the results of your preliminary economic assessment in your filing. Our understanding of National Instrument 43-101 with respect to a preliminary economic assessment that is based on inferred resources is that the language in section 2.3(3) of National Instrument 43-101 should be included with the disclosure. Please advise.

<u>Mineral Property Interests</u>
<u>Waterberg Projects</u>
<u>Mineral Resources page 64</u>

2.   Please tell us the mineral pricing, costs, and calculation used to determine the cut-off grade for each zone in your Waterberg resource. In future filings include this information in your disclosure.

3.   It appears that no cut-off was used for your T2 zone. If true, please tell us why no cut-off was used for the estimation of this zone and clarify in future filings.

4.   Please tell us the search criteria used for each zone with respect to the determination of your Waterberg resource.

5.   Please tell us if the Waterberg resources are presented on a 100% percent basis and clarify your interest in future filings.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact John Coleman at (202)551-3610 if you have questions regarding engineering comments.

                                        Sincerely,

                                        /s/ John Reynolds

                                        John Reynolds
                                        Assistant Director